Exhibit 99.2

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2014 and 2013

Expressed in Canadian Dollars
(Unaudited)

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of Canadian dollars)

As at June 30, 2014 and December 31, 2013 (Unaudited)

	June 30,	December 31,
	2014	2013

Assets

Current assets:
Cash and cash equivalents	$18,045	$21,760
Short term investments	26	18
Trade and other receivables (note 3)	13,531	14,483
Income taxes recoverable	241	570
Inventories (note 4)	6,035	7,212
Prepaid expenses, deposits and advances	1,603	707
	39,481	44,750
Non-current assets:
Mineral properties, plant and equipment	48,748	51,276
Exploration and evaluation assets	3,225	3,181
Intangible assets	524	665
Deferred tax asset	251	247
	$92,229	$100,119

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$4,963	$6,527
Current tax liability	277	-
	5,240	6,527
Non-current liabilities:
Reclamation and remediation provision	2,536	2,440
Deferred tax liability	20	2,332
	7,796	11,299

Shareholders’ equity:
Share capital	123,677	123,022
Reserves	8,584	8,532
Deficit	(47,828)	(42,734)
	84,433	88,820
	$92,229	$100,119

See accompanying notes to the condensed interim consolidated financial statements.

Nature of operations (note 1)
Commitments (note 11)

Approved by the Board of Directors

“Robert A. Archer”	“Robert W. Garnett”
Robert A. Archer, Director	Robert W. Garnett, Director

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2014	2013	2014	2013

Revenue	$14,465	$11,165	$27,345	$23,804
Cost of sales
Production costs	12,038	11,392	21,647	20,925
Amortization and depletion	3,911	3,458	7,545	6,173
Share-based payments	45	157	100	236
	15,994	15,007	29,292	27,334

Gross loss	(1,529)	(3,842)	(1,947)	(3,530)

General and administrative expenses
Administrative expenses	1,739	2,238	3,292	4,209
Amortization and depletion	77	89	160	126
Share-based payments	38	168	99	194
	1,854	2,495	3,551	4,529

Exploration and evaluation expenses
Exploration and evaluation, and development expenses	518	953	2,119	1,595
Share-based payments	17	-	32	-
Loss before the undernoted	(3,918)	(7,290)	(7,649)	(9,654)

Finance and other income (expense)
Interest income	64	104	146	190
Finance costs	(38)	(14)	(76)	(22)
Foreign exchange gain (loss)	(2,837)	(135)	937	4,159
Other income (expense) (note 7)	43	95	(618)	122
	(2,768)	50	389	4,449

Loss before income taxes	(6,686)	(7,240)	(7,260)	(5,205)

Income tax expense
Current expense	13	241	180	480
Deferred expense (recovery)	(2,207)	(2,357)	(2,346)	(1,837)
	(2,194)	(2,116)	(2,166)	(1,357)
Net loss for the period	$(4,492)	$(5,124)	$(5,094)	$(3,848)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	464	(460)	32	144
Change in fair value of available-for-sale financial assets (net of tax)	2	(18)	6	(74)
	466	(478)	38	70
Total comprehensive (loss) for the period	$(4,026)	$(5,602)	$(5,056)	$(3,778)

Earnings (loss) per share (note 6)	$(0.03)	$(0.04)	$(0.04)	$(0.03)
Basic	$(0.03)	$(0.04)	$(0.04)	$(0.03)
Diluted

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in thousands of Canadian dollars)

For the six months ended June 30, 2014 and 2013 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share-holders’ equity
Balance at January 1, 2013	137,860	$122,444	$11,877	$(4,147)	$(144)	$7,586	$(30,005)	$100,025
Share options exercised	235	171	(60)	-	-	(60)	-	111
Share-based payments	-	-	430	-	-	430	-	430
Comprehensive income (loss)	-	-	-	144	(74)	70	(3,848)	(3,778)
Balance at June 30, 2013	138,095	$122,615	$12,247	$(4,003)	$(218)	$8,026	$(33,853)	$96,788

Balance at January 1, 2014	138,420	$123,022	$12,598	$(3,851)	$(215)	$8,532	$(42,734)	$88,820
Share options exercised	727	655	(217)	-	-	(217)	-	438
Share-based payments	-	-	231	-	-	231	-	231
Comprehensive income (loss)	-	-	-	32	6	38	(5,094)	(5,056)
Balance at June 30, 2014	139,147	$123,677	$12,612	$(3,819)	$(209)	$8,584	$(47,828)	$84,433

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Cash flows from operating activities

Net (loss) for the period	$(4,492)	$(5,124)	$(5,094)	$(3,848)
Items not involving cash:
Amortization and depletion	3,988	3,547	7,705	6,299
Unrealized foreign exchange (gain) / loss	2,327	123	(748)	(4,093)
Deferred tax (recovery) expense	(2,207)	(2,357)	(2,346)	(1,837)
Accretion on reclamation and remediation provision	38	13	76	22
Share-based payments	100	325	231	430
Other (income) expense (note 7)	-	-	646	-
Other non-cash items	(66)	(111)	(146)	(189)
	(312)	(3,584)	324	(3,216)

Interest received	64	194	126	249
Income taxes paid	(75)	(168)	(159)	(364)
Net cash before changes in non-cash working capital	(323)	(3,558)	291	(3,331)

Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	(2,908)	1,242	972	6,243
Decrease (increase) in income taxes recoverable	163	(82)	329	(89)
Decrease in inventories	824	1,168	399	848
Decrease (increase) in prepaid expenses, deposits and advances	(142)	150	(896)	517
Increase (decrease) in trade and other payables	783	491	(1,645)	(1,740)
Increase (decrease) in current tax liability	268	(189)	436	205
Net cash from operating activities	(1,335)	(778)	(114)	2,653

Cash flows from investing activities:
Additions to intangible assets	(18)	(113)	(18)	(255)
Additions to mineral properties, plant and equipment	(1,988)	(3,729)	(4,153)	(7,555)
Proceeds from disposal of plant and equipment	-	-	-	5
Proceeds from disposal of short term investments	-	5,085	-	5,085
Net cash used in investing activities	(2,006)	1,243	(4,171)	(2,720)

Cash flows from financing activities:
Proceeds from exercise of options	158	100	438	110
Net cash from financing activities	158	100	438	110

Effect of foreign currency translation on cash and cash equivalents	(432)	280	132	551

Increase (decrease) in cash and cash equivalents	(3,615)	845	(3,715)	594
Cash and cash equivalents, beginning of period	21,660	20,484	21,760	20,735
Cash and cash equivalents, end of period	$18,045	$21,329	$18,045	$21,329

See accompanying notes to the condensed interim consolidated financial statements.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and is incorporated and domiciled in Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within Latin America.  The Company wholly owns two producing mines, Topia and the Guanajuato Mine Complex, which includes the San Ignacio satellite mine.  The Company also has two other mineral property interests in the exploration stage, El Horcon and Santa Rosa.

Based on the Company’s current cash flow and future projections, these financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).  The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2013, except as described below in respect of standards adopted as of January 1, 2014.  The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.  Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 5th, 2014.

Accounting standards effective in 2014

Effective January 1, 2014, the Company adopted the following amendments to accounting standards issued by the IASB:

IAS 32 Financial Instruments (amendment)

Presentation was amended relating to application guidance on the offsetting of financial assets and financial liabilities.  The amendment to IAS 32 had no effect on previously reported results or on the results for the current period.

IFRIC 21 levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to the recognition of a liability to pay a levy.  The adoption of this standard had no impact on the Company’s interim consolidated financial statements.

IAS 36 Impairment of assets (amendment)

In May 2013, the IASB issued an amendment for recoverable amount disclosures for non-financial assets.  The overall effect of the amendment is to reduce the circumstances in which the recoverable amount of assets or cash-generating units is required to be disclosed, clarify the disclosures required, and to introduce an explicit requirement to disclose the discount rate used in determining impairment (or reversals) where applicable. The amendment to IAS 36 does not have impact to the Company’s interim consolidated financial statements.

Change in estimate on depletion method of Guanajuato mineral property assets

Effective January 1, 2014, the Company applied a change in estimate to the amortization and depletion of its Guanajuato mineral property assets.  Based on its recent updated mineral resource estimate for the Guanajuato mine complex, the Company determined that sufficient resource information was available to form a basis for the application of the units-of-production method.  The Company determined that the units-of-production method better reflects the consumption of the mine’s capitalized development costs associated with the established Measured and Indicated Resource base. The change in amortization method has been applied prospectively under the requirements of IFRS.  The Guanajuato mineral property asset was previously depleted on a straight-line basis based on the estimated remaining mine life. The remaining assets at the Guanajuato mine continue to be amortized on a straight-line basis over their respective estimated useful lives.  The change in amortization method is not expected to have a significant impact on annual amortization but may impact the amount of amortization expense in a given quarter depending on the timing of production.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

2.	Basis of presentation - continued

Accounting standards issued but not yet adopted

The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 Financial Instruments (“IFRS 9”) in three main phases.  IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and will be effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted.  IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets.  Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at fair value through profit or loss, financial guarantees and certain other exceptions.

3.	Trade and other receivables

	June 30, 2014	December 31, 2013
Trade accounts receivable	$9,844	$11,473
Value added tax receivable	3,655	2,895
Other	101	117
	13,600	14,485
Allowance for doubtful amounts	(69)	(2)
	$13,531	$14,483

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 16%.  The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

4.	Inventories

	June 30, 2014	December 31, 2013
Concentrate	$3,011	$3,398
Ore stockpile	181	774
Materials and supplies	2,718	2,919
Silver bullion	125	121
	$6,035	$7,212

The amount of inventory recognized as cost of sales for the three and six months ended June 30, 2014 and June 30, 2013 includes production costs and amortization and depletion directly attributable to the inventory production process.

5.	Share-based compensation

During the three and six months ended June 30, 2014, the Company recorded compensation expense for the vesting of share options of $100 (three months ended June 30, 2013 - $325) and $231 (six months ended June 30, 2013 - $430), respectively.

The fair value of share options granted during the three and six months ended June 30, 2014 was $2,311 (three months ended June 30, 2013 - $862) and $2,311 (six months ended June 30, 2013 - $1,111) respectively.  The Company used the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Risk-free interest rate	1.36%	1.24%	1.36%	1.22%
Expected life (years)	3.96	2.63	3.96	2.64
Annualized volatility	65%	71%	65%	69%
Forfeiture rate	18.96%	15.70%	18.96%	15.80%

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

6.	Earnings per share

Earnings per share for the three and six months ended June 30, 2014 were calculated based on the following:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013

Net income (loss) for the period	$(4,492)	$(5,124)	$(5,094)	$(3,848)

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Shares outstanding, beginning of period	138,929,377	137,874,052	138,419,715	137,860,052
Effect of share options exercised	63,748	196,714	434,369	106,354
Basic weighted average number of shares outstanding	138,993,125	138,070,766	138,854,084	137,966,406
Effect of dilutive share options	-	-	-	-
Diluted weighted average number of shares outstanding	138,993,125	138,070,766	138,854,084	137,966,406

	Three months ended June 30			Six months ended June 30
Earnings (loss) per share	2014	2013		2014	2013
Basic	$(0.03)	$	(0.04)	$(0.04)	$(0.03)
Diluted	$(0.03)		$(0.04)	$(0.04)	$(0.03)

7.	Other income (expense)

For the three and six months ended June 30, 2014, the Company had other income of $43 (three months ended June 30, 2013 - $95) and other expenses of $618 (six months ended June 30, 2013 - $122 income) respectively.  Included in other expenses for the six months ended June 30, 2014, was $646 associated with an illegal occupation that the Company experienced at its Guanajuato Mine during the first quarter of 2014.  Accordingly, the Company announced that approximately 60 people gained unauthorized entry to the Company’s main administration building and plant facility in Guanajuato and illegally occupied the facilities.

Other income (expenses) for the three and six months is comprised as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Stolen concentrate due to illegal occupation	$-	$-	$(378)	$-
Stolen materials and supplies due to illegal occupation	-	-	(226)	-
Stolen fixed assets due to illegal occupation	-	-	(42)	-
Miscellaneous income	43	95	28	122
	$43	$95	$(618)	$122

8.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables.  The carrying values of cash and cash equivalents, short term investments, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items.  The fair values of marketable securities are based on current bid prices at June 30, 2014.  The embedded derivative in the trade account is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates.  The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts.  Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

There has been no change in the classification of the Company’s financial instruments since December 31, 2013. There have been no new financial instruments.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

8.	Fair value of financial instruments - continued

During the three and six months ended June 30, 2014, mark-to-market gains of $2 and $6, respectively, (three and six months ended June 30, 2013 - $18 loss and $74 loss, respectively) for marketable securities designated as available-for-sale have been recognized in other comprehensive loss.  Available-for-sale financial assets are denominated in Canadian dollars.  There were no disposals during the three and six months ended June 30, 2014.

At June 30, 2014, receivables of $69 (December 31, 2013 - $2) were impaired and provided for.  At June 30, 2014, the trade receivable embedded derivative includes a mark-to-market gain of $657 (December 31, 2013 - $162 loss) which has been recognized as a component of revenue in accordance with the Company’s accounting policies.

9.	Related party transactions

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Consulting fees paid or accrued to companies controlled by directors of the Company	$84	$117	$209	$250
Director fees paid or accrued	65	48	129	92
Cost recovery received from a company with a common director of the Company	(36)	(41)	(59)	(113)
	$113	$124	$279	$229

At June 30, 2014, $28 (December 31, 2013 - $28) was due to companies controlled by officers and directors of the Company and was included in trade and other payables.  At June 30, 2014, amounts due from companies with common directors were $44 (December 31, 2013 - $8) and were included in trade and other receivables.

The above transactions occurred in the normal course of operations and are measured at fair value.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2014 and 2013 were as follows:

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Short-term benefits (includes salaries and benefits, consulting and management fees )	$373	$699	$864	$1,368
Termination benefits	-	707	-	755
Share-based payments	49	146	97	146
	$422	$1,552	$961	$2,269

Key management includes the Company’s Directors, the President and Chief Executive Officer, the Chief Financial Officer and the Vice Presidents.  The Company is committed to making severance payments amounting to approximately $1,742 to certain officers and management in the event that there is a change of control of the Company.

10.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate.  Due to diversities in geography and production processes, the Company operates the Guanajuato/San Ignacio and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities.  The Corporate segment provides financial, human resources and technical support to the two mining operations.  The Guanajuato/San Ignacio operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

10.	Operating segments – continued

	Operations
	Guanajuato/San Ignacio	Topia	Exploration(1)	Corporate	Total
Three months ended June 30, 2014
External mineral sales	$10,343	$4,122	$-	$-	$14,465
Income (loss) before income taxes	(1,234)	85	-	(5,537)	(6,686)
Net income (loss) for the year	(1,202)	86	-	(3,376)	(4,492)

June 30, 2014
Total assets	29,866	21,095	3,181	38,087	92,229
Total liabilities	$4,623	$2,295	$-	$878	$7,796

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

	Operations
	Guanajuato/San Ignacio	Topia	Exploration(1)	Corporate	Total
Three months ended June 30, 2013
External mineral sales	$7,975	$3,190	$-	$-	$11,165
Income (loss) before income taxes	(2,453)	(650)	(953)	(3,184)	(7,240)
Net income (loss) for the year	(2,453)	(650)	(953)	(1,068)	(5,124)

December 30, 2013
Total assets	43,399	25,634	3,181	27,905	100,119
Total liabilities	$4,994	$2,941	$-	$3,364	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

	Operations
	Guanajuato/San Ignacio	Topia	Exploration(1)	Corporate	Total
Six months ended June 30, 2014
External mineral sales	$18,868	$8,477	$-	$-	$27,345
Income (loss) before income taxes	(3,704)	382	-	(3,938)	(7,260)
Net income (loss) for the year	(3,738)	347	-	(1,703)	(5,094)

June 30, 2014
Total assets	29,866	21,095	3,181	38,087	92,229
Total liabilities	$4,623	$2,295	$-	$878	$7,796

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

GREAT PANTHER SILVER LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2014 and 2013 (Unaudited)

10.	Operating segments – continued

	Operations
	Guanajuato/San Ignacio	Topia	Exploration(1)	Corporate	Total
Six months ended June 30, 2013
External mineral sales	$15,930	$7,874	$-	$-	$23,804
Income (loss) before income taxes	(2,792)	51	(1,596)	(868)	(5,205)
Net income (loss) for the year	(2,941)	(61)	(1,596)	750	(3,848)

December 30, 2013
Total assets	43,399	25,634	3,181	27,905	100,119
Total liabilities	$4,994	$2,941	$-	$3,364	$11,299

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa and El Horcon.

11.	Commitments

As of June 30, 2014, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years
Operating lease payments	$653	$457	$178	$18
Drilling services	941	941	-	-
Equipment purchases with third party vendors	255	255	-	-
Total commitments	$1,849	$1,653	$178	$18